EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - High Court of Justice Decision - Wholesale Market

Further to the Company's report of March 24, 2015, regarding the outcome of the special General Meeting convened on March 23, 2015, the Company provides notification that on March 25, 2015, the Antitrust Commissioner announced that the merger conditions he established in his decision of March 26, 2015 for granting conditional approval for the merger by the Company and DBS Satellite Services (1998) Ltd. ("Yes") have been satisfied. Accordingly, the Company notified Yes of the exercise of the option warrants in its possession, for no consideration, for the issuance of 6,221 shares of Yes to the Company. Such shares have been issued, and the Company's shareholdings of Yes's issued capital presently aggregate to approximately 58.4%.

The purchase transaction approved by the General Meeting on March 23, 2015, shall be consummated after the Minister of Communications' approval is received. At the present stage, the purchase agreement with Eurocom DBS Ltd. has been extended by 90 days.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.